UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

SPECIALIZED DISCLOSURE REPORT
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VICTORIA’S SECRET & CO.
(Exact name of registrant as specified in its charter)
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Delaware	001-40515	86-3167653
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4 Limited Parkway East, Reynoldsburg, Ohio 43068
(Address of principal executive offices) (Zip Code)

Melinda McAfee (614) 577-700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

_______________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01     CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

Victoria’s Secret & Co. (together with its subsidiaries unless the context otherwise requires, “we”, “us”, “our” or the “Company”) is a specialty retailer of women's intimate and other apparel and beauty products marketed under the Victoria’s Secret, Victoria's Secret PINK (“PINK”) and Adore Me brand names. We have approximately 910 stores in the United States (“U.S.”), Canada and China, as well as our own websites, www.VictoriasSecret.com, www.PINK.com and www.AdoreMe.com, and other digital channels worldwide. Additionally, we have more than 460 stores in nearly 70 countries operating under franchise, license and wholesale arrangements. The Company also includes the merchandise sourcing and production function serving us and our international partners. We operate as a single segment designed to seamlessly serve customers worldwide through stores and online channels.

On December 30, 2022, we completed our acquisition of Adore Me, Inc. (“Adore Me”), a digitally-native intimates brand. Adore Me was not subject to conflict minerals reporting requirements prior to the acquisition. Due to this fact, the timing of the acquisition and instructions from the Final Rule and Form SD that we may delay the initial reporting period on the products manufactured by the acquired company until the end of the first calendar year beginning no sooner than eight months after the effective date of the acquisition, Adore Me is not included in this 2023 report but will be included in our 2024 Conflict Minerals Report.

The Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) to implement reporting and disclosure requirements related to conflict minerals (as defined in the Rule) mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. After performing the steps required by the Rule, Victoria’s Secret & Co. has concluded in good faith that during the year ended December 31, 2023, it contracted to manufacture products which contained conflict minerals that were necessary to the functionality or production of such products.

Accordingly, the Company has filed this Form SD and the attached Conflict Minerals Report for the calendar year ended December 31, 2023. The Company’s Form SD and Conflict Minerals Report for the calendar year ended December 31, 2023 are available on the Company’s website at https://www.victoriassecretandco.com/investors/financial-information/sec-filings. The information contained on Victoria’s Secret & Co.’s website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the SEC.

Item 1.02     EXHIBITS

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2023 is filed herewith as Exhibit 1.01.

Section 2 - EXHIBITS

Item 2.01     EXHIBITS

Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Victoria’s Secret & Co.
(Registrant)

Date:	May 30, 2024	By:	/s/ Melinda McAfee
			Name:	Melinda McAfee
			Title:	Chief Legal Officer